Greenlight Capital Re, Ltd.
65 Market Street, Suite 1207
Jasmine Court, Camana Bay
P.O. Box 31110
Grand Cayman, KYI-1205
Cayman Islands

January 9, 2013

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:	Greenlight Capital Re, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2011 (the “Form 10-K”)
Form 10-Q for the Quarterly Period Ended September 30, 2012 (the “Form 10-Q”)
File No. 001-33493

Dear Mr. Rosenberg:

Set forth below are the responses of Greenlight Capital Re, Ltd. (the “Company” or “we”) to the comment letter of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") dated December 21, 2012 with respect to the Form 10-K and Form 10-Q referenced above.
For your convenience, we have set forth below the Staff's comments contained in your letter dated December 21, 2012 followed by the Company's response thereto. Caption references and page numbers refer to the captions and pages contained in the Form 10-K or Form 10-Q, unless otherwise indicated. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Form 10-K or Form 10-Q, as applicable. All numbers are in thousands except where noted otherwise.
Form 10-K for Fiscal Year Ended December 31, 2011
Management's Discussion and Analysis of Financial Condition and Results of Operations
Net Investment Income, page 43

1.
Please provide us proposed disclosure to be included in future periodic reports quantifying and explaining each factor underlying the decrease in “realized gains (losses) and change in unrealized gains and losses, net” from $232.4 million in 2009 to $134.3 million in 2010 and from $134.3 million in 2010 to $57.1 million in 2011.

Our investment portfolio is composed predominantly of publicly listed equity securities and is marked to market at each reporting period. Gains or losses are realized at the discretion of the investment advisor with the goal of maximizing risk-adjusted returns. We evaluate performance based on the net return inclusive of both realized and unrealized results.

Additionally, our investment portfolio is predominantly comprised of securities fair valued based on quoted prices in actively traded markets (Level 1), (2011: 86.3%, 2010: 92.7%). As the portfolio is relatively liquid, our investment advisor has a great deal of flexibility to determine when to realize gains or losses. While the investment advisor's election may realize gains or losses, the overall investment performance remains the same. Hence, we have historically not segregated the realized and unrealized gains / losses when analyzing our investment returns.

We propose to replace the Net Investment Income table on page 43 of the Form 10-K with the below tabular information and explanation in future periodic reports.

A summary of net investment income for the years ended December 31, is as follows:

	2011	2010	2009
	($ in thousands)
Realized gains / (losses)	$139,760	$79,088	$38,462
Unrealized gains / (losses)	(75,719)	48,794	190,043
Investment related foreign exchange gains (losses)	(6,953)	6,397	3,905
Interest, dividends and other income	17,528	18,969	17,038
Interest, dividends and other expenses	(30,837)	(22,939)	(16,886)
Investment advisor compensation	(20,661)	(26,304)	(32,701)
Net investment income	$23,118	$104,005	$199,861

We expect our investment income (including realized gains / losses and change in unrealized gains / losses) to fluctuate from period to period. Fluctuations in realized and unrealized gains / losses are a function of both the market performance of the securities held in our investment portfolio, and the timing of additions to and dispositions of securities in our investment portfolio. Our investment advisor uses its discretion over when a gain (or loss) is realized on a particular investment.

We believe that net investment income (which includes both realized and unrealized gains / losses) is the best way to assess our investment performance, rather than analyzing the realized gains / losses and unrealized gains / losses separately.

For the years ended December 31, 2011, 2010 and 2009, the gross investment returns (excluding investment advisor fees) of 2.7%, 12.5% and 37.4%, respectively, were comprised of the following:

	2011	2010	2009
Long portfolio gains (losses)	(1.0)%	24.1%	62.0%
Short portfolio gains (losses)	5.4%	(9.8)%	(22.5)%
Other income and expenses	(1.7)%	(1.8)%	(2.1)%
Gross investment return	2.7%	12.5%	37.4%

2.
Short sales increased from $683.8 million at December 31, 2011 to $1.02 billion at September 30, 2012 and, as stated on page 23, subject you to unlimited loss potential. Please provide us proposed disclosure to be included in future periodic reports that describes and quantifies the primary known risks and uncertainties of your investment portfolio, particularly those related to your short sales, and the expected effect on your future results of operations and financial position.

We understand the Staff's concern relating to the increase during the nine months ended September 30, 2012 in our securities sold, not yet purchased (short sales). By way of clarification, an increase in our short sales may occur for one or more of the following reasons:
1.We enter into new and additional short securities in anticipation of a decline in market prices of those securities;
2.The market prices of our short positions increase compared to the comparative period, resulting in an increase in unrealized losses (or a decrease in unrealized gains).

On page 37 of the Form 10-Q, we disclosed the reasons for the increase in short sales as follows:

"As of September 30, 2012, our securities sold, not yet purchased increased by $336.2 million, or 49.2%, to $1,020.0 million from $683.8 million at December 31, 2011 as we increased the number and size of short positions and increased the short exposure in our portfolio. For the same period, our restricted cash increased from $957.5 million to $1,289.4 million, an increase of $332.0 million, or 34.7%, primarily as a result of needing more collateral to support the overall increase in securities sold short."

While our short sales increased from $683.8 million at December 31, 2011 to $1.02 billion at September 30, 2012, the net unrealized gains on those short positions increased from $55.0 million to $77.0 million during this period (as shown on page 16 and 17 of the Form 10-Q).

Furthermore, on page F-16 of our Form 10-K, we describe the known risks and uncertainties relating to our short sales as follows:

"Investments in Securities Sold, Not Yet Purchased
Securities sold, not yet purchased are securities that the Company has sold, but does not own, in anticipation of a decline in the market value of the security. The Company's risk is that the value of the security will increase rather than decline. Consequently, the settlement amount of the liability for securities sold, not yet purchased may exceed the amount recorded in the consolidated balance sheet as the Company is obligated to purchase the securities sold, not yet purchased in the market at prevailing prices to settle its obligations. To sell a security, not yet purchased, the Company needs to borrow the security for delivery to the buyer. On each day the transaction is open, the liability for the obligation to replace the borrowed security is marked-to-market and an unrealized gain or loss is recorded. At the time the transaction is closed, the Company realizes a gain or loss equal to the difference between the price at which the security was sold and the cost of replacing the borrowed security. While the transaction is open, the Company will also incur an expense for any dividends or interest which will be paid to the lender of the securities."

Given the nature of short sales, it is not possible to accurately quantify the risks and uncertainties relating to short sales, however we have disclosed the market risk of our investment portfolio on page 49 of the Form 10-K and page 42 of the Form 10-Q, specifically quantifying the impact of changes in equity prices of long and short securities on our results of operation and financial position.

Since the above disclosures are currently contained in our Form 10-K and Form 10-Q, we propose to continue providing similar disclosures in future periodic reports but do not believe there are additional disclosures that would provide any further meaningful material information without duplicating information already presented in the periodic reports.

Liquidity and Capital Resources
Contractual Obligations and Commitments, page 48

3.	Please provide us proposed disclosure to be included in the contractual obligation table in future periodic reports for payment obligations under contractual arrangements governing your short sales.

As of December 31, 2011, we had $683.8 million related to securities sold, not yet purchased, secured by $684.0 million of restricted cash held by the prime brokers from whom the short securities were borrowed. The prime brokers hold the restricted cash as security against obligations relating to short sales. As a result, the restricted cash would fulfill the liquidity needs resulting from obligations relating to short sales. These amounts are not included in the contractual obligations table because there is no maturity date for securities sold, not yet purchased, and their maturities are not set by any contract and as such cannot be estimated. Our accounting policy with respect to securities sold, not yet purchased as noted on Page F-16 of the Form 10-K is as follows:

"Investments in Securities Sold, Not Yet Purchased.

Securities sold, not yet purchased are securities that the Company has sold, but does not own, in anticipation of a decline in the market value of the security. The Company's risk is that the value of the security will increase rather than decline. Consequently, the settlement amount of the liability for securities sold, not yet purchased may exceed the amount recorded in the consolidated balance sheet as the Company is obligated to purchase the securities sold, not yet purchased in the market at prevailing prices to settle its obligations. To sell a security, not yet purchased, the Company needs to borrow the security for delivery to the buyer. On each day the transaction is open, the liability for the obligation to replace the borrowed security is marked-to-market and an unrealized gain or loss is recorded. At the time the transaction is closed, the Company realizes a gain or loss equal to the difference between the price at which the security was sold and the cost of replacing the borrowed security. While the transaction is open, the Company will also incur an expense for any dividends or interest which will be paid to the lender of the securities."

Other than commitments to invest in private equities and/or limited partnerships, we have not entered into any form of repurchase agreements with respect to financial instruments. In the future, should we enter into repurchase agreements, we will include those amounts in the contractual obligations table, together with a description of an accounting policy in the footnotes to the Company's financial statements with respect to such repurchase agreements.

In future periodic reports we will include a footnote reference under the contractual obligations table as follows:

As of December 31, 2011, $683.8 million of securities sold, not yet purchased, were secured by $684.0 million of restricted cash held by prime brokers to cover obligations relating to securities sold, not yet purchased. These amounts are not included in the contractual obligations table because there is no maturity date for securities sold, not yet purchased, and their maturities are not set by any contract and as such their due dates cannot be estimated.

Consolidated Financial Statements
Statement of Cash Flows, page F-6

4.
Please provide us proposed disclosure to be included in future periodic reports that disaggregate the line items “purchases of investments and financial contracts” and “sales of investments and financial contracts” by major security type, such as showing “equity securities, trading” separately from “securities sold, not yet purchased.” ASC 320-10-55-6 states that sales of securities that the seller does not own at the time of sale are obligations to deliver securities, not investment.

In future periodic reports we will disaggregate the line items in the Statements of Cash Flows for “purchases of investments and financial contracts” and “sales of investments and financial contracts” and replace with the following line items:

Purchases of investments, trading                    (xxx)
Sales of investments, trading                        xxx
Purchase of financial contracts                     (xxx)
Dispositions of financial contracts                     xxx
Securities sold, not yet purchased                    xxx
Dispositions of securities sold, not yet purchased            (xxx)

Notes to Consolidated Financial Statements
9. Share Capital, page F-21

5.	Please address the following by providing us proposed disclosure to be included in future periodic filings or telling us why disclosure is not required:

•	Disclose the amount of statutory capital and surplus as required under ASC 944-505-50-1a.

•
Disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to the entity's statutory capital and surplus, as required under ASC 944-505-50-1b. If not significant, clarify in the disclosure.

•	Provide, as applicable, disclosures required by ASC 944-505-50-3, 5 and 6.

•	Disclose the amount of statutory net income or loss for each period as required by Rule 7.03(a) (23) (c) of Regulation S-X.

•	Disclose the amount of retained earnings that is restricted or free of restriction for payment of dividends to Greenlight Capital Re, Ltd's shareholders. Refer to Rule 4-08(e) (1) of Regulation S-X.

•	Disclose the amounts of restricted net assets of subsidiaries as of December 31, 2011 or tell us how your current disclosure meets the objective of Rule 4-08(e) (3) of Regulation S-X.

We have two subsidiaries, Greenlight Reinsurance, Ltd. (“Greenlight Re”), and Greenlight Reinsurance Ireland, Ltd. (“GRIL”), that are presently licensed as reinsurers in the Cayman Islands and the European Economic Area, respectively. As of December 31, 2011, Greenlight Re was required to maintain a minimum net worth of US$120,000. On December 21, 2012, the Cayman Islands Monetary Authority adopted the Insurance (Capital and Solvency) (Classes B, C, and D Insurers) Regulations, 2012 (the “Insurance Regulations”) which subject Greenlight Re to a Minimum Capital Requirement (“MCR”) of US$50 million, as well as a Prescribed Capital Requirement to be calculated in accordance with the Insurance Regulations. We will update our disclosures in the Form 10-K for the year ending December 31, 2012 to reflect the Insurance Regulations.

For the year ended December 31, 2011, on page 10 of the Form 10-K we disclosed the minimum capital and surplus requirements for our reinsurance subsidiaries and on pg 49 disclosed the restrictions relating to payment of dividends. In future periodic filings we will also include the disclosure in the notes to the consolidated financial statements similar to the following:

Prior to December 21, 2012, Greenlight Reinsurance, Ltd., (“Greenlight Re”) our Cayman Islands reinsurance subsidiary, was required to maintain a minimum net worth of US$120,000. On December 21, 2012, the Cayman Islands Monetary Authority adopted the Insurance (Capital and Solvency) (Classes B, C, and D Insurers) Regulations, 2012 (the “Insurance Regulations”). The Insurance Regulations impose a Minimum Capital Requirement of US$50 million and a Prescribed Capital Requirement on Greenlight Re of $xxx million as of December 31, 2012. Greenlight Re's capital and surplus of $xxx million exceeded the Minimum Capital Requirement as well as the Prescribed Capital Requirement. For the years ended December 31, 2012, 2011 and 2010, Greenlight Re's net income (loss) was $XXX million, $10.3 million, and $92.2 million, respectively.

Greenlight Re is not required to file separate statutory financial statements with the regulators and, therefore, there are no differences between Greenlight Re's GAAP capital, surplus and net income, and its statutory capital, surplus and net income. Any dividends declared and paid from Greenlight Re to the Company would require approval of the Cayman Island Monetary Authority.

GRIL, our Irish reinsurance subsidiary, is obliged to maintain a minimum level of capital, the “Required Minimum Margin”. As of December 31, 2012, and 2011 GRIL met those requirements. The amount of dividends that GRIL is permitted to distribute is limited to its retained earnings and the solvency and capital requirements must still be met following any distribution. As of December 31, 2012, and 2011, GRIL's statutory capital and surplus was the same as its GAAP capital and surplus of $XXX and $40.6 million, respectively. The required solvency margin for GRIL as of December 31, 2012 and 2011 was $XXX and $6.5

million, respectively. GRIL's statutory net income (loss) was $XXX, ($1.6) million and $2.1 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Since the Company has no U.S insurance subsidiaries and there are no differences between permitted and prescribed accounting practices, we believe that the disclosures under ASC 944-505-50-3, 5 and 6 are not applicable. Should circumstances change in future reporting periods we will provide the necessary disclosures accordingly.

As there is no difference between the Company's statutory and reported (GAAP) stockholders' equity and net income, we believe the disclosures under Rule 7.03(a) (23) (c) of Regulation S-X are not applicable. Should circumstances change in future reporting periods we will provide the necessary disclosures accordingly.

There are no restrictions on the Company's ability to declare and pay dividends to its shareholders, other than as disclosed above (i.e. any dividends declared and paid from Greenlight Re to the Company would require approval of the Cayman Island Monetary Authority). Therefore, the disclosure required under Rule 4-08(e) (1) of Regulation S-X is not applicable to the Company at this time. Should circumstances change in future reporting periods we will provide the necessary disclosures accordingly.

There are no restrictions on Greenlight Re to transfer funds to the Company. As disclosed above, any dividends declared and paid from Greenlight Re to the Company would require approval of the Cayman Island Monetary Authority. Additionally, as disclosed on page F-25 of the Form 10-K, in the event of a default under one or more of the letters of credit facilities, Greenlight Re will be prohibited from paying dividends to the Company. Greenlight Re was in compliance with all the covenants of each of the letter of credit facilities as of December 31, 2011 and 2010. We will continue to provide similar disclosure in future periodic reports; however we believe no additional disclosure is applicable to satisfy Rule 4-08(e) (3) currently. Should circumstances change in future reporting periods we will provide the necessary disclosures accordingly.

11. Net Investment Income, page F-24

6.
Provide us proposed disclosure to be included in future periodic reports of the portion of trading gains and losses that relates to trading securities still held at the reporting date as required by ASC 320-10-50-9e or direct us to the location of that disclosure.

The above mentioned disclosure required by ASC 320-10-50-9e is included in the Form 10-K and located on Page F-12, under Note 3. Financial Instruments, paragraph 4 as follows:

“For the year ended December 31, 2011, included in net investment income in the consolidated statements of income were $75.7 million of net losses (2010: $48.6 million of net gains, 2009: $190.0 million of net gains) relating to change in unrealized gains and losses on trading securities still held at the balance sheet date.”

Form 10-Q for the Quarterly Period Ended September 30, 2012
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 38

7.
You state only “For the nine months ended September 30, 2012, we used $34.7 million in cash from operations principally for underwriting activities.” Provide us proposed disclosure to be included in future periodic reports that explains why cash used in operating activities increased from the 2011 period to the 2012 period. Also address the reasons for the trend in decreasing cash provided by/increasing cash used in operating activities since 2009 and if you expect this trend to continue.

In future periodic reports we will provide additional disclosure explaining the increases or decreases in cash provided by or used in operating activities. Below is the proposed wording as it relates to the nine months ended September 30, 2012, and also as it relates to annual periods since 2009.

For the nine months ended September 30, 2012, we used $34.7 million in cash from operations principally for underwriting activities as the net cash used for payment of claims outweighed the cash generated from collection of premiums (float). For the years ended December 31, 2011, 2010 and 2009, the net cash provided by (used in) operating activities was ($26.4 million), $38.5 million and $50.0 million, respectively. The decrease in cash from operating activities since 2009 is a result of our older underwriting contracts maturing and claims being settled relating to those contracts. Generally in a given period if the premiums collected are sufficient to cover claim payments, we would generate cash from our operating activities. However, due to the inherent nature of our underwriting portfolio, claims are often paid several months or even years after the premiums are collected. Therefore, the level of cash generated from operating activities is dependent upon the float generated from our underwriting activities. The float, however, may be volatile from period to period depending on the underwriting opportunities available.

In addition, we confirm that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (345) 749-0205 with any questions or comments regarding any of the foregoing.

Very truly yours,
/s/ Tim Courtis
Tim Courtis
Chief Financial Officer